UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Thai Capital Fund, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

882905201

(CUSIP Number)

David Gale

Delta Dividend Group, Inc.

220 Montgomery Street, Suite 426

San Francisco, CA 94104

(415) 263-8908

with a copy to:

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4000

Attn: Timothy F. Silvestre

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons  who respond to the collection of information contained  in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 882905201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delta Dividend Group, Inc. (EIN 11-3138669)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 120,750

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 120,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 882905201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Gale

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 120,750 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 120,750 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.8% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) Solely in his capacity as an executive officer, director and majority stockholder of Delta Dividend Group, Inc.

Item 1.	Security and Issuer

This Amendment No. 1 amends and restates the statement on Schedule 13D filed with the Securities and Exchange Commission on May 6, 2003, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of The Thai Capital Fund, Inc., a New Jersey corporation (the “Issuer”), having its principal executive offices at c/o Daiwa Securities Trust Company, One Evertrust Plaza, Jersey City, NJ 07302.

Item 2.	Identity and Background

The identity of the persons filing this statement on Schedule 13D are Delta Dividend Group, Inc., a Delaware corporation (“Delta Dividend”), and Mr. David Gale, a natural person, a citizen of the United States and an officer, director and controlling stockholder of Delta Dividend (collectively, the “Reporting Persons”).  The address of the Reporting Persons is 220 Montgomery Street, Suite 426, San Francisco, CA 94104.  The Reporting Persons are in the business of buying and selling securities of publicly-traded issuers for their own account as market makers on regional securities exchanges.  During the last five years neither of the Reporting Persons (a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
This item is not applicable. This Schedule 13D amendment reports sales of Common Stock rather than purchases.

Item 4.	Purpose of Transaction

Between March 29, 2006 and April 11, 2006, the Reporting Persons sold 189,900 shares of the Issuer’s Common Stock in open market transactions.  The primary purpose of the sales by the Reporting Persons of the Issuer’s Common Stock was to realize liquidity on their investment.

Subject to market conditions, the Reporting Persons or their affiliates may acquire or dispose of the Issuer’s Common Stock from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions or securities issued or to be issued by the Issuer or may effect other similar agreements or transactions.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)                                Based on information contained in the Issuer’s Definitive Proxy Statement on Form 14A, as filed with the Securities and Exchange Commission on April 4, 2006, there were 3,146,562 shares of Common Stock outstanding.  The 120,750 shares of Common Stock of the Issuer (the “Shares”) held by the Reporting Persons constitute 3.8% of all the shares of Common Stock of the Issuer presently outstanding.

(b) The Reporting Persons share voting and dispositive control over the Shares.

(c)                                In the past 60 days, the Reporting Persons have made the following transactions in the Issuer’s Common Stock. Each such transaction was effected by the Reporting Persons in the open market on the American Stock Exchange.

Date	Nature of the Transaction	Number of shares of Common Stock	Price Per Share

3/29/06	Sale	4,000	$9.69
4/3/06	Sale	4,300	$10.10
4/4/06	Sale	44,600	$10.25
4/5/06	Sale	38,900	$10.84
4/6/06	Sale	18,000	$10.91
4/10/06	Sale	43,200	$11.80
4/11/06	Sale	36,900	$11.63

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2006	DELTA DIVIDEND GROUP, INC.

	By:	/s/ David Gale
David Gale, Chief Executive Officer

DAVID GALE

	By:	/s/ David Gale
David Gale